EXHIBIT 99.2

KINS-Fortunoff Settlement 13G Letter

March 7, 2023

Board of Directors

Kingstone Companies, Inc.

15 Joys Lane

Kingston, NY 12401

Attention: Barry B. Goldstein, CEO and Chairman of the Board

Re: Agreement as to Board Observer

Ladies, Gentlemen and Fellow Shareholders:

Today I am happy to report that I will be joining the Board of Kingstone Companies as an Observer. I was offered a full board membership, but after speaking with my advisors we agreed that the Observer designation would be the fastest way for me to engage as a board member and work with management.

Prior to making the decision to accept the Board offer from the company, I spent time with the key members of management and some Board members. It has become clear to me that many of the assumptions I made, which led to my harsh criticism of the Board and management, were off base. I regret making this a personal issue with Barry Goldstein, CEO and Chairman, instead of keeping it strictly to business.  I expressed my regret to Barry in a face to face meeting, and we are now ready to work together to make Kingstone the best company it can be.

I now feel extremely confident that the Board and management are fully aligned with all of the independent shareholders in their quest to enhance the value of our company. Indeed, I can see now that Kingstone’s leadership is taking all possible actions to make the business more efficient and return to profitability, particularly in the face of an ongoing challenging macro and industry environment.

I look forward to being an active participant in all Board discussions going forward. I will work with the Board and management to be a bit more transparent, when possible, to allow all shareholders to know what is happening with our company. I will continue to be an advocate for all shareholders of Kingstone with a focus on enhancing the value of our investment.

Sincerely,

/s/ Gregory Fortunoff
Gregory Fortunoff